Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 30 June 2019

Quarterly Activities Report for the quarter ended 30 June 2019 Melbourne, Australia, 31 July 2019: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide its Quarterly Activities Report for the period ending 30 June 2019, together with the attached Appendix 4C. Highlights • Intense focus on learnings and process improvement following the successful completion of the enhanced breast cancer and colorectal cancer polygenic genetic tests. GTG is determined to be the leading producer of polygenic tests targeted at the world’s most prolific diseases and in so doing, make a significant difference to the health outcomes of millions of people world-wide. The Company’s pipeline of genetic tests under development will now move towards timely completion of the ground-breaking Type 2 Diabetes test and the Cardiovascular Test. Following the Memorandum of Understanding signed with TGen Arizona – work continues on specific cooperation Agreements. Work continues with the Hainan Provincial Government to establish laboratory operations, product approvals and product distribution agreements in Hainan and also mainland China. Engagement with world-renowned US based, Asian Medical device distribution chain expert – discussions continuing. Work undertaken to commence monetization of GTG’s world-leading genetic test IP portfolio. AEGIS (US) broker mandate in place for capital market support. AEGIS led the recently successful US 1.2 million capital raise in May 2019, adding 2 institutional investors to GTG’s share register. Kentgrove Capital facility (AU) remains in place. Outsourced cost-effective accounting operations established with CFO Solutions of Melbourne. This work has enabled contemporary streamlined accounting processes to be introduced without the need for capital expenditure. • • • • • • • • Memorandum of Understanding (MoU) signed between GTG and The Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA – next steps GTG recently announced that it has established an MoU with TGen. TGen is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results. TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious disease, and rare c hildhood disorders. TGen is affiliated with City of Hope in Duarte, California, a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases The collaboration will be wide in scope covering: • • • • Distribution Channels Reimbursement Strategy Further Research Potential for Establishment of New Laboratory Facility Key features include that GTG and TGen will cooperate in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the US market and establish any required fund-raising mechanisms. Work is well progressed for a Clinical Validation Study to be undertaken with TGen’s extensive network of cancer centre clinicians. 1

Quarterly Activities Report for the quarter ended 30 June 2019 GTG’s Product Development Pipeline Breast cancer test – announcing GeneType for Breast Cancer Development of an enhanced version of the Company’s legacy BREVAGenplus test is now completed – known as GeneType for Breast Cancer. The Company has formally launched the test, which will broaden the applicability of the legacy product BREVAGenplus and enable its use by women with an extended family history of disease. By increasing the range of risk factors analysed, the test will provide clinically actionable insight for approximately 95% of women. Announcing a world-leading Colorectal cancer test – GeneType for Colorectal Cancer Our first-to-market genetic risk assessment test for colorectal cancer has been completed. This is the first of a suite of ground-breaking new products GTG will deliver in the next 12 months. Other genetic risk assessment tests under development • • • • Cardiovascular Disease – target launch late 2019 Type 2 Diabetes – target launch late 2019 Prostate Cancer - 2020 Melanoma - 2020 GTG continues to explore operational expansion in China at the Hainan Resort Software Community (“HRSC”) Free Trade Zone (Hainan, China) The move into China included the formation of Genetic Technologies HK Limited and Hainan Aocheng Genetic Technologies Co. Ltd. in Hong Kong and Hainan, China respectively. Genetic Technologies aims to gain access to the US$800 billion+ Chinese health market. As a part of the HRSC, GTG is receiving assistance in obtaining China FDA approval for the Company’s new and growing portfolio of genetic risk assessment tests. We aim to fast-track the ‘pathway to sales’ process. In addition, as a part of the HRSC, the Company can take advantage of significant tax benefits, subsidies, and facilitated investment. HRSC market entry support includes: • Marketing assistance – providing a link with government sectors, hospitals and other Chinese based health enterprises Obtaining test samples to undertake new product development specifically for the Chinese ethnic population Chinese corporate registry support Office space in the Free Trade Zone precinct and complimentary accommodation for GTG staff Provision of a Dedicated HRSC Business Development Director • • • • The Chinese market is now the second biggest single healthcare market outside the United States. Over 4 million new cases of cancer are diagnosed in China every year. Breast cancer is increasing at a rate of over 3.5% each year. GTG’s market entry into China aligns with the government’s Healthy China 2030 initiative that seeks to provide cost-effective healthcare to more than 1.5 billion people. Disease prevention is critical to cost control as treatments for early stage disease carry a lower cost and result in better health outcomes. 2

Quarterly Activities Report for the quarter ended 30 June 2019 GTG’s genetic tests can be used to predict an individual’s likelihood of developing disease. Screening and other healthcare resources can be targeted to those with an elevated risk. For example, screening every woman for breast cancer may be too costly, but it may be cost-effective to preferentially screen those with a mid-to-high risk score. Capital – a successful US capital raise On 23 May 2019, the Company announced it had placed 1,476,143 American Depository Shares (ADSs) of the Company at an issue price of USD$0.80 per ADS with foreign institutional and sophisticated investors introduced by the Company's broker in the United States, Aegis Capital Corp. Each ADS represents 150 fully paid ordinary shares in the Company. GTG is pleased that it has established a strong and ongoing relationship with AEGIS and also with its Investor Relations advisors in the US and Australia. Management Changes GTG recently advised the following changes to the Executive Management Team. Chief Executive Officer The Company continues its recruitment process for a Chief Executive Officer. The Acting Chief Executive Officer, Dr Paul Kasian continues in that role until further notice. Chief Financial Officer / Chief Operating Officer / Company Secretary The Company announced that Mr Paul Viney has ceased to be CFO/COO and Company Secretary effective 15 July 2019. Mr Viney continues in a consulting capacity with the Company to ensure recent strategic momentum is maintained. Chief Financial Officer Appointment The Company announced that Mr Phillip Hains has been appointed CFO of GTG effective 15 July 2019. Mr Hains has an extensive background working in ASX and NASDAQ finance positions. New Company Secretary Appointment The Company announced that Mr Justyn Stedwell has been appointed Company Secretary effective 15 July 2019. Mr Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries. Financial Snapshot Operational cash spend for the quarter continues to be well contained and declining – reflecting the Company’s strong cost focus and attention to delivering upon its research and development mandate. The Company’s cash receipts remained low as expected during this time of strategic transition, as investment in R&D, development of new product and distribution channels represent the major strategic and budgetary priorities for the Company. Shareholders can expect costs to remain contained during the remainder of 2019 and to see GTG focus strongly on product development and the establishment of distribution relationships in the US and Asia. 3

Quarterly Activities Report for the quarter ended 30 June 2019 Signed on behalf of Genetic Technologies Limited Date: 31 July 2019 Dr Paul Kasian Chairman & Interim CEO 4

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

*+Rule 4.7B*

# Appendix 4C

# Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

**Name of entity**

Genetic Technologies Limited

| **ABN** | **Quarter ended ("current quarter")** |
|---|---|
| 17 009 212 328 | 30 June 2019 |

| **Consolidated statement of cash flows** | | **Current quarter $A'000** | **Year to date (12 months) $A'000** |
|---|---|---|---|
| **1.** | **Cash flows from operating activities** | | |
| 1.1 | Receipts from customers | 1 | 163 |
| 1.2 | Payments for | | |
| | (a) research and development | (143) | (609) |
| | (b) product manufacturing and operating costs | - | (22) |
| | (c) advertising and marketing | (104) | (565) |
| | (d) leased assets | - | - |
| | (e) staff costs | (655) | (2,887) |
| | (f) administration and corporate costs | (618) | (2,710) |
| 1.3 | Dividends received (see note 3) | - | - |
| 1.4 | Interest received | 5 | 25 |
| 1.5 | Interest and other costs of finance paid | - | - |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Government grants and tax incentives | 297 | 297 |
| 1.8 | Other (provide details if material) | 1 | 1 |
| **1.9** | **Net cash from / (used in) operating activities** | **(1,216)** | **(6,307)** |

+ See chapter 19 for defined terms
*1 September 2016*
Page 1

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B (12 months) (12 months) + See chapter 19 for defined terms 1 September 2016 Page 2 Consolidated statement of cash flows Current quarter $A’000 Year to date $A’000 3.Cash flows from financing activities 3.1Proceeds from issues of shares 3.2Proceeds from issue of convertible notes 3.3Proceeds from exercise of share options 3.4Transaction costs related to issues of shares, convertible notes or options 3.5Proceeds from borrowings 3.6Repayment of borrowings 3.7Transaction costs related to loans and borrowings 3.8Dividends paid 3.9Other (receipt of funds upon expiry of term deposit towards rental guarantee) 3.10Net cash from / (used in) financing activities 2,171 - - (387) - - - - - 3,521 - - (396) - - - - - 1,784 3,125 Consolidated statement of cash flows Current quarter $A’000 Year to date $A’000 2.Cash flows from investing activities 2.1Payments to acquire: (a) property, plant and equipment (b) businesses (see item 10) (c) investments (d) intellectual property (e) other non-current assets 2.2Proceeds from disposal of: (a) property, plant and equipment (b) businesses (see item 10) (c) investments (d) intellectual property (e) other non-current assets 2.3Cash flows from loans to other entities 2.4Dividends received (see note 3) 2.5Other (provide details if material) 2.6Net cash from / (used in) investing activities (6) - - - - - - - - - - - - (11) - (250) - - - - - - - - - - (6) (261)

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

| Consolidated statement of cash flows | | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|
| **4.** | **Net increase / (decrease) in cash and cash equivalents for the period** | | |
| 4.1 | Cash and cash equivalents at beginning of quarter/year to date | 1,575 | 5,487 |
| 4.2 | Net cash from / (used in) operating activities (item 1.9 above) | (1,216) | (6,307) |
| 4.3 | Net cash from / (used in) investing activities (item 2.6 above) | (6) | (261) |
| 4.4 | Net cash from / (used in) financing activities (item 3.10 above) | 1,784 | 3,125 |
| 4.5 | Effect of movement in exchange rates on cash held | 1 | 94 |
| **4.6** | **Cash and cash equivalents at end of quarter** | **2,138** | **2,138** |

| **5.** | **Reconciliation of cash and cash equivalents** at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts | **Current quarter $A'000** | **Previous quarter $A'000** |
|---|---|---|---|
| 5.1 | Bank balances | 2,138 | 1,575 |
| 5.2 | Call deposits | - | - |
| 5.3 | Bank overdrafts | - | - |
| 5.4 | Other (provide details) | - | - |
| **5.5** | **Cash and cash equivalents at end of quarter (should equal item 4.6 above)** | **2,138** | **1,575** |

| **6.** | **Payments to directors of the entity and their associates** | **Current quarter $A'000** |
|---|---|---|
| 6.1 | Aggregate amount of payments to these parties included in item 1.2 | - |
| 6.2 | Aggregate amount of cash flow from loans to these parties included in item 2.3 | - |

6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Salaries, director's fees and consulting fees at normal commercial rates.
Excludes GST where applicable.

+ See chapter 19 for defined terms
*1 September 2016*
Page 3

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B 7. Payments to related entities of the entity and their associates Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 7.1 7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 8. Financing facilities available Add notes as necessary for an understanding of the position Loan facilities Credit standby arrangements Other (please specify) – Credit Card 8.1 8.2 8.3 8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well. + See chapter 19 for defined terms 1 September 2016 Page 4 9.Estimated cash outflows for next quarter $A’000 9.1Research and development 9.2Product manufacturing and operating costs 9.3advertising and marketing 9.4Leased assets 9.5Staff costs 9.6Administration and corporate costs 9.7Other (provide details if material) 9.8Total estimated cash outflows 200 20 - 485 675 - 1380 1. Secured – Bank of America, $35,000 facility with interest at 10.75% p.a. 2. Unsecured – National Australia Bank, $150,000 facility with interest at 12.65% Total facility amount at quarter end $A’000 Amount drawn at quarter end $A’000 - - - - 185 6 - Current quarter $A'000 - -

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. This statement gives a true and fair view of the matters disclosed. 2 Sign here: ............................................................ Company Secretary On behalf of the Board of Directors Justyn Stedwell Date: 31 July 2019 Print name: Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 2. 3. + See chapter 19 for defined terms 1 September 2016 Page 5 10. Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above) Acquisitions Disposals 10.1 Name of entity - - 10.2 Place of incorporation or registration - - 10.3 Consideration for acquisition or disposal - - 10.4 Total net assets - - 10.5 Nature of business - -